UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 5)

                       Kohl's Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           500255 10 4
                         (CUSIP Number)


                        December 31, 1999
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Peter M. Sommerhauser
                SS#  ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *  (a) [ ]
                                                               (b) [X]

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF
           ORGANIZATION

                United States
                        5     SOLE VOTING POWER

     NUMBER OF                     15,281,661
      SHARES
   BENEFICIALLY         6     SHARED VOTING POWER
       OWNED
        BY                         1,475,120
       EACH
     REPORTING          7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                        15,281,661

                        8     SHARED DISPOSITIVE POWER

                                   1,475,120

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,756,781

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES *
                                                                  [X]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                10.3%

   12      TYPE IN REPORTING PERSON *

                IN

Item 1(a).     Name of Issuer:

               Kohl's Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               N56 W17000 Ridgewood Drive
               Menomonee Falls, WI  53051

Item 2(a)      Name of Person Filing:

               Peter M. Sommerhauser

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               780 N. Water Street
               Milwaukee, WI  53202

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value per share.

Item 2(e)      CUSIP Number:

               500255 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

                  (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

                  (c)  [ ]  Insurance Company as defined in
                       Section 3(a)(19) of the Act.

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

                  (e)  [ ]  An investment adviser in accordance with
                       Section 240.13(d)-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  [ ]  Group, in accordance with
                       Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

     (a)  Amount Beneficially Owned:
          16,756,781, including an option to acquire 4,000 shares which is exercisable within 60 days of December 31, 1999.

     (b)  Percent of Class:
          10.3%

     (c)  Number of shares to which such person has:

          (i)   sole power to vote or to direct the vote:
                15,281,661, including an option to acquire 4,000 shares which is exercisable within 60 days of December 31, 1999.

          (ii)  shared power to vote or to direct the vote:
                1,475,120

          (iii) sole power to dispose or to direct the disposition of:
                15,281,661, including an option to acquire 4,000 shares which is exercisable within 60 days of December 31, 1999.

          (iv)  shared power to dispose or to direct the disposition of:
                1,475,120

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The shares covered by this Schedule 13G include shares held in trust for the benefit of members of the family of Mr. William S. Kellogg (9,337,245 shares), Mr. Jay H. Baker (1,158,900 shares), Mr. John F. Herma (5,351,703 shares) and certain other former or current executive officers of the Company (319,948 shares), as to which Mr. Sommerhauser, as trustee, has sole or shared voting and investment power. Also includes 316,220 shares held by charitable foundations for which Mr. Sommerhauser acts as a director and may be deemed to have shared voting and investment power. Excludes 81,042 shares held in trust for the benefit of members of Mr. Sommerhauser's family as to which Mr. Sommerhauser has no voting or investment power.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 4, 2000                                /s/ Peter M. Sommerhauser
                                               ---------------------------
                                               Peter M. Sommerhauser